October 16, 2024

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Charlotte Young

Re: Maiden Holdings, Ltd.
Definitive Proxy Statement on Schedule 14A
Filed March 27, 2024
File No. 001-34042

Ladies and Gentlemen:

On behalf of Maiden Holdings, Ltd. ( “Maiden”), below is in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 9, 2024 (the “Comment Letter”), relating to the above referenced amended Definitive Proxy Statement on Schedule 14A filed with the Commission (the “Proxy Statement”).
In this letter, we have recited the comment from the Staff in italicized and bolded type and Maiden’s response follows such comment in ordinary type.
Definitive Proxy Statement on Schedule 14A
Pay Versus Performance Comparison, page 17
1.We note that disclosure under the heading “Relationship Between Pay and Performance” presents percentage changes in performance metrics and compensation actually paid comparing 2021 to 2023. Please tell us how you have addressed the requirement of Item 402(v)(5) of Regulation S-K to use the information in the Item 402(v)(1) of Regulation SK pay versus performance table as the basis for your relationship disclosure. The pay versus performance table includes specific numerical data for each fiscal year of disclosure, while your relationship disclosure addresses only two points in time for performance and compensation metrics. We note, for example, that while compensation actually paid for both PEOs followed a consistent downward trend from 2021 to 2023, compensation actually paid for the non-PEO named executive officers did not. Likewise, total shareholder return and net income both declined in 2022 and increased in 2023. While trend disclosure could provide meaningful information about the relationship between performance metrics and executive pay over the time horizon of the disclosure, it should address changes from year to year that do not follow that trend.
Maiden acknowledges the Staff’s comment. In terms of the period of the relationship, Maiden’s basis for its disclosure was to address the specific period as the applicable rules do not specifically require each individual year to be explained. However, Maiden agrees to include an explanation of each individual year and describe such changes in graphical and narrative form in its proxy disclosure going forward.
Ideation House, 1st Floor | 94 Pitts Bay Road | Pembroke HM08 | Bermuda | Telephone: 441-298-4900
Mailing Address: 48 Par-la-Ville Road, Suite 1141 | Hamilton HM 12 | Bermuda

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If you have questions with respect to the response set forth above, please direct the questions to me at (441) 298-4901.

Sincerely,

/s/ Lawrence F. Metz                          Lawrence F. Metz
Executive Vice Chairman and Group President

cc: Patrick J. Haveron, Maiden Holdings, Ltd.
Samir A. Gandhi, Sidley Austin LLP